UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                      Washington, D.C. 20549

                                           SCHEDULE 13D

                             Under the Securities Exchange Act of 1934
                                        (Amendment No.   )*

                                  ACCEL International Corporation
                             -----------------------------------------

                                         (Name of Issuer)

                              Common Stock, par value $0.10 per share
                             -----------------------------------------

                                  (Title of Class of Securities)

                                           004299 10 3
                             -----------------------------------------

                                          (CUSIP Number)

                               William H. Cuddy, Esq. (860) 275-0100
                                        Day, Berry & Howard
                                     CityPlace I, Hartford, CT
                             -----------------------------------------

                           (Name, Address and Telephone Number of Person
                         Authorized to Receive Notices and Communications)

                                         December 15, 1995
                             -----------------------------------------

                      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of the five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section or the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following pages
Page 1 of 48 Pages

                                                           Page 2 of 48 Pages


1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Insurance Holdings Limited Partnership        06-1388818

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a)[  ]
                                                         (b)[X]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
        WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
                                                              [  ]

6.      CITIZENSHIP OR PLACE OR ORGANIZATION
        CONNECTICUT

                  7.    SOLE VOTING POWER
   NUMBER OF            335,000 shares*
      SHARES      8.    SHARED VOTING POWER
  BENEFICIALLY          -0- shares
    OWNED BY      9.    SOLE DISPOSITIVE POWER
        EACH            335,000 shares*
REPORTING PERSON 10.    SHARED DISPOSITIVE POWER
        WITH            -0- shares


11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        335,000 shares*

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                          [   ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        *7.5%, to the extent the reporting person has been temporarily transferred dispositive power and voting power over the securities as described herein in Item 6

14.     TYPE OF REPORTING PERSON*
        PN
                               *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                           Page 3 of 48 Pages

                                     STATEMENT ON SCHEDULE 13D

Item 1. Security and Issuer

        The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.10 per share (the "Common Stock"), of ACCEL Corporation ("ACCEL"), a Delaware corporation whose principal executive offices are located at 475 Metro Place, North Dublin, Ohio 13017.

Item 2. Identity and Background

        (a)    Name:

               Insurance Holdings Limited Partnership (the "reporting person")

        (b)    Residence or Business Address:

               C/O Chase Enterprises
               One Commercial Plaza
               Hartford, Connecticut 06103

        (c)    Present Principal Occupation or Employment:

               The reporting person is a limited partnership which provides consulting services to affiliated and non-affiliated insurance companies.

        The information required by subsections (a) through (c) of this Item 2 with respect to the general partner and controlling person of the reporting person as of the date hereof is incorporated herein by reference to such information in Exhibit A filed herewith.

        (d) During the past five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither the general partner nor any of the controlling persons of the reporting person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the past five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent

                                                           Page 4 of 48 Pages

jurisdiction nor has it, as a result of any such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the past five years, neither the general partner nor any of the controlling persons of the reporting person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor has any of them, as a result of any such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Citizenship: The reporting person is a limited partnership organized under the laws of the State of Connecticut. The general partner of the reporting person is a Connecticut corporation. Each of the controlling persons of the reporting person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Considerations

        As described in greater detail in Item 6, the reporting person borrowed 335,000 shares of Common Stock (the "Borrowed Securities") from Rhoda Chase, pursuant to a letter agreement (the "Letter Agreement") dated December 15, 1995 between the reporting person and Rhoda Chase (the "Lender"). In exchange for the Lender lending the Borrowed Securities, the reporting person has agreed to pay quarterly to the Lender a service fee (the "Service Fee") equal to six percent (6%) per annum of the average monthly market value of the Borrowed Securities pro rated over the number of days the Letter Agreement is in effect. The reporting person intends to use working capital to pay the Service Fee.

Item 4. Purpose of Transaction

        The reporting person has pledged the Borrowed Securities to provide additional collateral for a working capital loan. Based on its ongoing evaluation of the business, prospects and financial condition of ACCEL, the market for and price of the Common Stock, other opportunities available to it, offers for the Borrowed Securities, general economic conditions and other future developments, the reporting person may decide to sell, seek the sale of or otherwise transfer, or continue to pledge or otherwise encumber all or part of its present or future beneficial holdings of Common Stock, or may decide to borrow or acquire additional Common Stock either in the open market, in private transactions, or by any other permissible means.

        Other than the above, as of the date hereof, the reporting person does not have any plans or proposals that relate to or would result in any of the following:

                                                           Page 5 of 48 Pages

        (a) The acquisition by any person of additional securities of ACCEL, or the disposition of securities of ACCEL;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ACCEL or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of ACCEL or of any of its subsidiaries;

        (d) Any change in the present board of directors or management of ACCEL, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of ACCEL;

        (f) Any other material change in ACCEL's business or corporate structure;

        (g) Changes in ACCEL's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of ACCEL by any person;

        (h) Causing a class of securities of ACCEL to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of ACCEL becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

        (j)    Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

        (a) As of the date hereof, the reporting person may be deemed to beneficially own the 335,000 shares of Common Stock, or 7.5% of the 4,446,432 shares of Common Stock outstanding as of October 31, 1995, it borrowed pursuant to the Letter Agreement.

        (b) As described in greater detail herein in Item 6, the reporting person has the sole power to vote, direct the voting of, dispose of, or direct the disposition of the Borrowed Securities during the term of the Letter Agreement.

                                                           Page 6 of 48 Pages

        (c) Besides the following transaction, no transactions have occurred during the past sixty days:

                                                                               Where and
           Character of                            Price         Number        How Transaction
Date       Transaction                             Per Share     of Shares     Was Effected

12/15/95   Loan of the Borrowed Securities            *           335,000      Private
           by Rhoda Chase to the reporting person                              Transaction
                                                                               described
                                                                               in greater
                                                                               detail in
                                                                               Items 3 and 6.

____________________________
* The Service Fee that the reporting person must pay for use of the Borrowed Securities is described herein in Item 3.

        (d) As described in greater detail herein in Item 6, the Lender may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Borrowed Securities during the term of the Letter Agreement.

        (e)    Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        The reporting person has borrowed the Borrowed Securities from the Lender pursuant to the Letter Agreement. Under the terms of the Letter Agreement, the reporting person has full use of the Borrowed Securities, including the right to sell, pledge or otherwise transfer or encumber the Borrowed Securities, until termination of the Letter Agreement. In exchange for use of the Borrowed Securities, the reporting person is to pay the Lender the Service Fee for the use of the Borrowed Securities. In addition, the reporting person is to pay to the Lender any cash dividends or distributions declared by ACCEL on the Common Stock during the term of the Letter Agreement. Upon the termination of the Letter Agreement, the reporting person is to deliver to the Lender securities that are identical in kind and amount to the Borrowed Securities and including all dividends and distributions in the form of stock, rights, warrants or other securities which ACCEL makes during the term of the Letter Agreement. The Letter Agreement is to terminate December 31, 1998 unless terminated sooner by one of the parties pursuant to the terms of the Letter Agreement.

        The reporting person has pledged the Borrowed Securities to Comerica Bank to secure a $4,300,000 term loan facility pursuant to a Letter Agreement, Term Loan and Security Agreement each of which is dated December 22, 1995.

                                                           Page 7 of 48 Pages

        Other than the foregoing, the reporting person knows of no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 and any other person with respect to any securities of ACCEL including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

        The reporting person has not agreed to act together with any of the foregoing persons or with any other person or entity for the purpose of acquiring, holding, voting or disposition of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of Section 13(d)(3) of the Exchange Act or Rule 13d-5(b)(1) adopted thereunder.

Item 7. Material to be Filed as Exhibits

    A.  Schedule of general partners and controlling persons of the reporting person.............................................Page 10

    B.  Letter Agreement dated December 15, 1995 regarding
        loan of Common Stock of ACCEL................................Page 11

    C.  Letter Agreement, Term Note and Security
        Agreement dated December 22, 1995............................Page 13

                                                           Page 8 of 48 Pages

                                             SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the reporting person certifies that the information set forth in this Statement is true, complete and correct.

Dated:  January 5, 1996

                                      INSURANCE HOLDINGS LIMITED PARTNERSHIP
                                      BY:  CHASE INSURANCE CORPORATION
                                      Its General Partner

                                      By:  /s/ Cheryl Chase Freedman

                                      Name:   Cheryl Chase Freedman
                                      Title:  Executive Vice President

                                                           Page 9 of 48 Pages

                                                            EXHIBIT A
                              IDENTITY AND BACKGROUND OF GENERAL PARTNERS AND CONTROLLING PERSONS
                                                              OF
                                          INSURANCE HOLDINGS LIMITED PARTNERSHIP


|                     |                        |                         |   Titles With        |  Aggregate #      |            |
|                     |                        |                         |reporting person or   | of Shares of      |Percentage  |
|                     |   Residence or         |Principal Occupation     | Chase Insurance      | Common Stock      | of Common  |
|      Name           | Business Address       |     or Employment       |     Corporation      |       Owned       | Stock      |
|                     |                        |                         |                      |                   |Owned       |
|Chase Insurance      |C/O Chase Enterprises   |General Partner of       |General Partner of    |None               |0%          |
|Corporation          |("Chase")               |reporting person         |reporting person      |                   |            |
|("CIC")              | One Commercial         |                         |                      |                   |            |
|                     |Plaza,                  |                         |                      |                   |            |
|                     |Hartford, CT 06103      |                         |                      |                   |            |
|David T. Chase       |C/O Chase Enterprises   |Chairman of the Board    |President of CIC      |382,000*           |8.6%*       |
|                     |One Commercial Plaza,   |of                       |                      |                   |            |
|                     |Hartford, CT 06103      |Directors and            |                      |                   |            |
|                     |                        |President of Chase       |                      |                   |            |
|Arnold L. Chase      |C/O Chase Enterprises   |Executive President of   |Executive Vice        |None               |0%          |
|                     |One Commercial Plaza,   |Chase                    |President of CIC      |                   |            |
|                     |Hartford, CT 06103      |                         |                      |                   |            |
|Cheryl Chase         |C/O Chase Enterprises   |Executive Vice           |Executive Vice        |None               |0%          |
|Freedman             |One Commercial Plaza,   |President of Chase       |President of CIC      |                   |            |
|                     |Hartford, CT 06103      |                         |                      |                   |            |
|John P. Redding      |C/O Chase Enterprises   |Senior Vice President    |Vice President of     |None               |0%          |
|                     |One Commercial Plaza,   |of                       |CIC                   |                   |            |
|                     |Hartford, CT 06103      |Chase                    |                      |                   |            |


     * Shares held by spouse with respect to which David T. Chase disclaims beneficial ownership.

                                                           Page 10 of 48 Pages


                                      EXHIBIT B

RHODA L. CHASE
C/O CHASE ENTERPRISES, ONE COMMERCIAL PLAZA
HARTFORD, CT  06103





                                                     December 15, 1995



Insurance Holdings Limited Partnership
C/O Chase Enterprises
One Commercial Plaza
Hartford, CT  06103

        Re:  Loan of Common Stock of ACCEL International Corporation

        This letter will set forth and confirm the agreement entered into between Insurance Holdings Limited Partnership ("Borrower") and Rhoda L. Chase ("Lender") regarding shares of common stock of ACCEL International Corporation (the "Company").

        1. Lender hereby confirms that it has loaned to Borrower 335,000 shares of the common stock, par value, $.10 per share, of the Company ("Borrowed Securities").

        2. Until this Agreement is terminated, Borrower shall have the full use of the Borrowed Securities including the right to sell, pledge or otherwise transfer or encumber such securities to others.

        3. Upon the termination of this Agreement, Borrower shall deliver to Lender securities identical in kind and amount to the Borrowed Securities and including all dividends and distributions in the form of stock, rights, warrants or other securities which the Company has made during the term of this Agreement with respect to the Borrowed Securities. During the term of this agreement and from time to time but in no event later than ten (10) days after the date of any distributions, Borrower shall pay over to Lender in cash the

                                                           Page 11 of 48 Pages

amount of any cash dividends or distributions made by the Company respecting the Borrowed Securities. In the event of a recapitalization, stock split or other exchange by the Company with respect to the Borrowed Securities, the exchanged or newly issued shares shall be deemed identical in kind to the Borrowed Securities.

        4. Borrower agrees to pay Lender a service fee for the use of the Borrowed Securities. The service fee shall be six percent (6%) per annum of the average monthly market value of the Borrowed Securities pro rated over the number of days this Agreement is in effect. Such fee shall be due and payable quarterly on the last day of each March, June, September and December for which this Agreement is in effect.

        5. Upon demand, Borrower will secure its obligations under this agreement by delivering the Lender marketable securities, or other property having a market value of at least one hundred and five percent (105%) of the market value of the Borrowed Securities. Such transfer of property as security shall be accompanied by such instruments and documents as shall be adequate to provide Lender with a good and valid security interest therein. The said security interest shall give Borrower the right to substitute collateral. Except in the event of default by Borrower, Lender shall not have any right to sell or otherwise dispose of the collateral.

        6. Lender and Borrower agree that the loan of the Borrowed Securities shall not reduce Lender's risk of loss or opportunity for gain respecting the Borrowed Securities.

        7. Borrower and Lender agree that they shall maintain their respective books and records with respect to the Borrowed Securities to reflect the transfer of said securities under this Agreement; to record any obligation that may arise with respect to any dividends or distributions respecting the Borrowed Securities which may be made by the Company; to record the transfer of any property or cash in satisfaction of any dividend or distribution obligation; and to record the transfer of stock in whole or partial satisfaction of the obligation respecting return of the Borrowed Securities. Borrower and Lender further agree that they will, upon reasonable request, confirm to the other or any auditors of the other their respective obligations with respect to the Borrowed Securities. The obligation hereunder regarding the records of the parties shall also apply with respect to any collateral which may be transferred to secure Borrower's obligation.

        8. Unless otherwise sooner terminated as herein provided, this Agreement shall terminate on December 31, 1998. Borrower reserves the right to terminate this Agreement by return of the Borrowed Securities upon two (2) days' notice to Lender. Such right of termination shall be exercisable in whole or in part. Lender reserves the right to terminate this agreement on written notice to Borrower of five (5) business days, at which time Borrower shall fulfill its obligations to Lender as provided in paragraph 3 hereof.

                                                           Page 12 of 48 Pages

        9. This Agreement shall be binding upon the respective successors and assigns of Lender and Borrower.

        Please confirm that the foregoing sets forth our understanding regarding the Borrowed Securities by signature below.

                                             Very truly yours,



                                             Rhoda L. Chase


THE FOREGOING IS HEREBY
CONFIRMED AND AGREED TO BY:

Insurance Holdings Limited Partnership
By: Chase Insurance Corporation,
its General Partner



Cheryl Chase Freedman
Executive Vice President

                                                           Page 13 of 48 Pages


                              EXHIBIT C




                                             December 22, 1995



Insurance Holdings Limited Partnership
One Commercial Plaza
Hartford, CT 06603

Gentlemen:

        Comerica Bank ("Bank") is pleased to advise you that it has approved a $4,300,000 term loan facility ("Loan") for Insurance Holdings Limited Partnership, a Connecticut limited partnership ("Borrower"), to be evidenced by a promissory note ("Note") in the form attached hereto as Exhibit "A"), subject to the terms and conditions of this letter agreement.

        Upon execution of this Note, Three Hundred Thousand Dollars ($300,000) in proceeds of the Note shall be deposited into interest-bearing money market investment account number ________ maintained at Bank ("Interest Reserve Account"). On each date on which interest on the indebtedness outstanding under the Note shall be due and payable in accordance with the terms of the Note, Bank shall automatically debit the Interest Reserve Account in an amount equal to the accrued but unpaid interest on the Note as of such date ("Interest Payment"), and apply the proceeds thereof to such Interest Payment.

        The Loan shall be secured by a pledge of Borrower's interest in the Interest Reserve Account and Borrower's right, title and interest to certain shares of the capital stock of Accel International, Security Connecticut Corp. and Bank of Boston as set forth on Exhibit "B" attached hereto and by an assignment of Borrower's interest in that certain Consulting Agreement between Borrower and Ranger Insurance Company ("Ranger") dated January 6, 1994 ("Consulting Agreement").

        As a condition to the Loan, Borrower shall cause Ranger and CRC (Bermuda) Insurance Limited ("CRC") to execute the Consent to Assignment of

                                                           Page 14 of 48 Pages

Collateral Security ("Consent") in the form attached hereto as Exhibit "C". Pursuant to paragraph (f) of the Consent, Ranger and CRC are required to pay directly to Bank each of the annual $2,000,000 payments (excluding the $2,000,000 payment which is due and payable on December 31, 1995 ("1995 Payment")) which shall become due and payable to Borrower under the Consulting Agreement (each a "Ranger Payment"). The proceeds of each Ranger Payment (or any other monies or other proceeds received by Bank pursuant to any collateral security agreement ("Collateral Proceeds")) shall be applied by Bank as follows:

     (i) there shall be deposited to the Interest Reserve Account an amount equal to the difference between $300,000 and the balance of the Interest Reserve Account as of such date;

    (ii) the balance of the proceeds of the Ranger Payment or Collateral Proceeds, as applicable, shall be applied to the principal outstanding under the Note (the "Prepayment Amount"); provided, however, if such application would result in the prepayment of any portion of the Note which bears interest at the Eurodollar-based Rate, then such Prepayment Amount shall be deposited to the Interest Reserve Account until the earlier of (A) thirty
               (30) days following the date of such deposit, (B) the next succeeding expiration of an Interest Period and (C) such other date selected by Borrower in writing to Bank, at which time the Bank shall debit the Interest Reserve Account in an amount equal to the Prepayment Amount and apply the proceeds thereof to the principal outstanding under the Note; and

   (iii) any excess over principal outstanding under the Note shall be paid to Borrower.

        The proceeds of each Ranger Payment applied to reduce the principal outstanding under the Note shall be subject to the terms and conditions of the Note, including, without limitation, the prepayment penalty provisions thereof.

        On or before January 5, 1996, Borrower shall provide Bank with evidence satisfactory to Bank that the 1995 Payment has been made by Ranger or CRC to Borrower.

                                                           Page 15 of 48 Pages

        Within five (5) business days after written demand by Bank from time to time, Borrower shall deposit additional funds to the Interest Reserve Account in an amount as determined by Bank as shall be necessary to meet all required Interest Payments under the Note, but in no event shall Borrower be required at any time to maintain a balance of more than $300,000 in the Interest Reserve Account (plus any Prepayment Amount deposited therein pursuant to the terms of this letter agreement which has not yet been applied to prepay principal).

        So long as any indebtedness remains outstanding under the Note, Borrower shall have no right to withdraw any funds from the Interest Reserve Account.

        A default under this letter agreement shall constitute an Event of Default under the Note.

        Please indicate your consent to the terms of this letter agreement by signing below.

                                             Sincerely,

                                             COMERICA BANK


                                             By: /s/ John E. Sasinowski

                                                 Jon E. Sasinowski
                                             Its: Vice President


Agreed to and Accepted by:

INSURANCE HOLDINGS LIMITED PARTNERSHIP,
a Connecticut limited partnership

By:     Chase Insurance Corporation, a Connecticut
        Corporation
Its:    General Partner

        By: /s/ John P. Redding

        Its:   Vice President

                                                           Page 16 of 48 Pages

                                             TERM NOTE
                                   (EURODOLLAR INSTALLMENT NOTE)


                                              	Tax I.D. No.: 06-1388818

$4,300,000
                                                Detroit, Michigan
                                                December 22, 1995


        ON OR BEFORE DECEMBER 31, 1998, FOR VALUE RECEIVED, the undersigned, Insurance Holdings Limited Partnership, a Connecticut limited partnership ("Borrower"), promises to pay to the order of COMERICA BANK, a Michigan banking corporation ("Bank"), the principal sum of Four Million Three Hundred Thousand Dollars ($4,300,000) in lawful money of the United States of America, together with interest thereon as hereinafter set forth.

        This Note shall be subject to the terms and conditions of that certain letter agreement dated December 22, 1995 between Borrower and Bank, as the same may be amended, restated, supplemented or replaced from time to time ("Letter Agreement").

        The indebtedness outstanding hereunder from time to time shall bear interest either at the Eurodollar-based Rate or the Prime-based Rate, as elected by Borrower from time to time, or as otherwise determined under the terms and conditions of this Note. With respect to any portion of this Note with respect to which the Applicable Interest Rate is the Prime-based Rate, interest shall be payable monthly in arrears on the first Business Day of each month, commencing February 1, 1996, and at maturity (whether by acceleration or otherwise). With respect to any portion of this Note with respect to which the Applicable Interest Rate is the Eurodollar-based Rate, interest shall be payable in arrears on the last day of each Interest Period applicable thereto; provided, however, if such Interest Period is longer than three (3) months, interest shall be payable quarterly commencing three months following the first day of such Interest Period and on the same day of each quarter thereafter and on the last day of such Interest Period.

        Interest accruing at the Prime-based Rate shall be computed on the basis of a 360-day year and shall be assessed for the actual number of days elapsed, and in such computation, effect shall be given to any change in the Prime-based Rate as a result of any change in the Prime Rate on the date of each such change.

        Interest accruing at the Eurodollar-based Rate shall be computed on the basis of a 360-day year and shall be assessed for the actual number of days elapsed from the first day of the Interest Period applicable thereto, but not including the last day thereof.

                                                           Page 17 of 48 Pages

        The amount from time to time outstanding under this Note, the Applicable Interest Rates, the Interest Periods, if applicable, and the amount and date of any repayment shall be noted on Bank's books and records, which shall be conclusive evidence thereof, absent manifest error; provided, however, any failure by Bank to make any such notation, or any error in any such notation, shall not relieve Borrower of its obligation to repay Bank all principal, all accrued and unpaid interest thereon, and all other amounts payable by Borrower to Bank under or pursuant to this Note in accordance with the terms hereof.

        Borrower shall elect the initial Interest Period applicable to this Note or portion thereof by delivering to Bank, by 11:00 a.m. (Detroit, Michigan time), three (3) Business Days prior to the proposed effective date of any Eurodollar-based Rate, a Notice of Term Rate executed by the duly authorized general partner of the Borrower. Without limiting any other provisions of this Note, the Borrower's right and ability to elect the Eurodollar-based
Rate as the Applicable Interest Rate hereunder shall be subject to the following:

     (a) the principal indebtedness outstanding under this Note must be at least Two Hundred Fifty Thousand Dollars ($250,000.00);

     (b) no Event of Default, or any condition or event which, with the giving of notice or the running of time, or both, would constitute an Event of Default, shall have occurred and be continuing as of the date of such Notice of Term Rate; and

     (c) any election by Borrower of the Eurodollar-based Rate as the Applicable Interest Rate for any Interest Period under this Note is not revocable by Borrower.

        Provided that no Event of Default shall have occurred and be continuing, Borrower may elect to continue a portion of this Note with respect to which the Applicable Interest Rate is the Eurodollar-based Rate by giving irrevocable written notice thereof to the Bank by its Notice of Term Rate specifying the duration of the succeeding Interest Period therefor. Except as provided in the following paragraph, for any period of time for which a Notice of Term Rate has not been delivered to Bank, or for any period of time during which Borrower is not entitled to elect the Eurodollar-based Rate in accordance with the terms hereof or the Eurodollar-based Rate is not otherwise available to Borrower as the Applicable Interest Rate in accordance with the terms of this Note, the Prime-based Rate shall automatically be the Applicable Interest Rate hereunder, subject to the provisions hereof with regard to the payment of interest at the Default Rate.

        Notwithstanding anything set forth in the preceding paragraph to the contrary, unless Borrower notifies Bank in writing to the contrary by delivering to Bank a Notice of Term Rate or written notice of intent to prepay

                                                           Page 18 of 48 Pages

a portion of the indebtedness hereunder which bears interest at the Eurodollar-based Rate three (3) Business Days prior to the expiration of an Interest Period, Borrower shall be deemed to have elected (subject to its right and ability to so elect as of such date) to continue that portion of the indebtedness outstanding hereunder to which such Interest Period is applicable at the Eurodollar-based Rate with an Interest Period of thirty (30) days.

        This Note may be prepaid in whole or in part without penalty or premium, but with accrued interest on the principal being prepaid to the date of such prepayment, provided that: in the case of that portion of this Note bearing interest at the Eurodollar-based Rate, each partial prepayment shall be in an amount not less than $250,000, and such prepayment may only be made on the last Business Day of the then current Interest Period with respect thereto and the undersigned shall give written notice of intent to prepay that portion of this Note which bears interest at the Eurodollar-based Rate not less than three (3) Business Days prior to the expiration of the applicable Interest Period. In the event that the Eurodollar-based Rate is the Applicable Interest Rate with respect to the principal indebtedness outstanding under this Note, and any payment or prepayment of such indebtedness shall occur on any day other than the last day of the Interest Period then applicable thereto
(whether voluntarily, by acceleration, or otherwise) or if an Applicable Interest Rate shall be changed during any Interest Period under or otherwise in accordance with the terms of this Note, or if Borrower shall fail to make any payment of principal or interest hereunder at any time with respect to which the Eurodollar-based Rate is the Applicable Interest Rate hereunder, Borrower shall reimburse Bank on demand for any resulting loss, cost or expense incurred by Bank as a result thereof, including, without limitation, any such loss, cost or expense incurred in obtaining, liquidating, employing or redeploying deposits from third parties. Such amount payable by Borrower to Bank hereunder may include, without limitation, an amount equal to the excess, if any, of (a) the amount of interest which would have accrued on the amounts so prepaid for the period from the date of such prepayment through the last day of the relevant Interest Period therefor, at the Applicable Interest Rate for such indebtedness, as provided under this Note, over (b) the amount of interest (as reasonably determined by Bank) which would have accrued to Bank on such amount by placing such amount on deposit for a comparable period with leading banks in the interbank eurodollar market. Calculation of any amounts payable to Bank under this paragraph shall be made as though Bank shall have actually funded or committed to fund the relevant indebtedness hereunder through the purchase of an underlying deposit in an amount equal to the amount of such indebtedness and having a maturity comparable to the relevant Interest Period; provided, however, that Bank may fund the indebtedness hereunder in any manner it deems fit, and the foregoing assumption shall be utilized only for the purpose of the calculation of amounts payable under this paragraph. Upon the written request of Borrower, Bank shall deliver to Borrower a certificate setting forth bases for determining such losses, costs and expenses, which certificate shall be conclusively presumed correct, absent manifest effort.
Any partial prepayment under this Note shall be applied to the installments due under this Note in the inverse order of their maturities.

                                                           Page 19 of 48 Pages

        For purposes of this Note, the Ranger Payments (as defined in the Letter Agreement) shall be applied to reduce the principal outstanding of this Note as set forth in the Letter Agreement and shall be subject to the prepayment penalty provisions of this Note.

        For any portion of this Note for which the Applicable Interest Rate is the Eurodollar-based Rate, if Bank shall designate a Eurodollar Lending Office which maintains books separate from those of the rest of Bank, Bank shall have the option of maintaining and carrying this Note, and the indebtedness hereunder, on the books of such Eurodollar Lending Office.

        If, with respect to any Interest Period, Bank determines that, (a) by reason of circumstances affecting the foreign exchange and interbank markets generally, deposits in Eurodollars in the applicable amounts or for the relative maturities are not being offered to the Bank for such Interest Period, or (b) that the Eurodollar-based Rate will not adequately reflect the cost to Bank of maintaining the indebtedness under this Note at the Eurodollar-based Rate for such Interest Period, then Bank shall forthwith give notice thereof to the Borrower. Thereafter, until Bank notifies Borrower that such circumstances no longer exist, the obligation of Bank to maintain the indebtedness outstanding under this Note or any portion thereof at the Eurodollar-based Rate, and the right of Borrower to elect the Eurodollar-based Rate as the Applicable Interest Rate for the indebtedness under this Note or any portion thereof, shall be suspended.

        If, after the date hereof, the introduction of, or any change in, any applicable law, rule or regulation or in the interpretation or administration thereof by any governmental authority charged with the interpretation or administration thereof, or compliance by Bank (or its Eurodollar Lending Office) with any request or directive (whether or not having the force of law) of any such authority, shall make it unlawful or impossible for the Bank (or its Eurodollar Lending Office) to honor its obligations hereunder to maintain the indebtedness under this Note with interest at the Eurodollar-based Rate, Bank shall forthwith give notice thereof to Borrower. Thereafter, (a) the obligation of Bank to maintain the indebtedness outstanding under this Note or any portion thereof at the Eurodollar-based Rate, and the right of Borrower to elect the Eurodollar-based Rate as the Applicable Interest Rate for the indebtedness under this Note or any portion thereof, shall be suspended, and thereafter, until Bank gives notice to Borrower that the conditions or circumstances causing or giving rise to such suspension no longer exist, the Prime-based Rate shall be the Applicable Interest Rate for the indebtedness outstanding under this Note; and (b) if Bank may not lawfully continue to maintain the indebtedness outstanding under this Note or any portion thereof at the Eurodollar-based Rate to the end of the then current Interest Period applicable thereto, the Prime-based Rate shall be the Applicable Interest Rate for the remainder of such Interest Period.

                                                           Page 20 of 48 Pages

        If the adoption after the date hereof, or any change after the date hereof in, any applicable law, treaty, rule, or regulation (whether domestic or foreign) of any governmental authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by Bank (or its Eurodollar Lending Office) with any request or directive (whether or not having the force of law) made by any such authority, central bank or comparable agency after the date hereof, including, without limitation, any risk-based capital guidelines:

     (a) shall subject Bank (or its Eurodollar Lending Office) to any tax, duty or other charge with respect to this Note or the indebtedness hereunder or shall change the basis of taxation of payments to Bank (or its Eurodollar Lending Office) of the principal of or interest on this Note or any other amounts due under this Note in respect thereof (except for changes in the rate of tax on the overall net income of Bank or its Eurodollar Lending Office imposed by the jurisdiction in which Bank's principal executive office or Eurodollar Lending Office is located); or

     (b) shall impose, modify or deem applicable any reserve (including, without limitation, any imposed by the Board of Governors of the Federal Reserve System), special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by Bank (or its Eurodollar Lending Office) or shall impose on Bank (or its Eurodollar Lending Office) or the foreign exchange and interbank markets any other condition affecting this Note or the indebtedness hereunder;

and the result of any of the foregoing is to increase the cost to Bank of maintaining any part of the indebtedness hereunder or to reduce the amount of any sum received or receivable by Bank under this Note by an amount deemed by Bank to be material, then Bank shall promptly notify Borrower of such fact and demand compensation therefor from Borrower, and, within fifteen (15) days after such demand by Bank, Borrower agrees to pay to Bank such additional amounts as are sufficient to compensate Bank for such increased cost or reduction. A certificate of Bank, prepared in good faith and in reasonable detail by Bank and submitted by the Bank to the Borrower, setting forth the basis for determining such additional amount or amounts necessary to compensate Bank shall be conclusively presumed, absent manifest error.

        In the event that any applicable law, treaty, rule or regulation (whether domestic or foreign) now or hereafter in effect and whether or not presently applicable to the Bank, or any interpretation or administration thereof by any governmental authority charged with the interpretation or administration thereof, or compliance by the Bank with any guideline, request or directive of any such authority (whether or not having the force of law) including any risk-based capital guidelines, affects or would affect the

                                                           Page 21 of 48 Pages

amount of capital required or expected to be maintained by the Bank (or any corporation controlling the Bank) and the Bank determines that the amount of such capital is increased by or based upon the existence of any obligations of the Bank hereunder or the making of the loan under this Note or maintaining the indebtedness hereunder and such increase has the effect of reducing the rate of return on the Bank's (or such controlling corporation's) capital as a consequence of such obligations or the making of such loan or maintaining of such indebtedness hereunder to a level below that which the Bank (or such controlling corporation) could have achieved but for such circumstances (taking into consideration its policies with respect to capital adequacy) by an amount deemed by the Bank to be material, then the Borrower shall pay to the Bank, within fifteen (15) days of Borrower's receipt of written notice from Bank demanding such compensation, additional amounts sufficient to compensate the Bank (or such controlling corporation) for any increase in the amount of capital and reduced rate of return which the Bank reasonably determines to be allocable to the existence of any obligations of the Bank hereunder or to the making of such loan or maintaining the indebtedness hereunder. A certificate of Bank as to the amount of such compensation, prepared in good faith and in reasonable detail by the Bank and submitted by the Bank to the Borrower, shall be conclusive and binding for all purposes, absent manifest error.

        Upon the occurrence and during the continuance of any Event of Default, Bank may at any time and from time to time, without notice to the Borrower (any requirement for such notice being expressly waived by the Borrower) set off and apply against any and all of the indebtedness of any of the Borrower to Bank any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by Bank to or for the credit or the account of the Borrower and any property of the Borrower from time to time in possession of Bank, irrespective of whether or not Bank shall have made any demand hereunder and although such obligations may be contingent and unmatured. The rights of Bank under this paragraph are in addition to other rights and remedies (including, without limitation, other rights of setoff) which Bank may otherwise have.

        Upon the occurrence of an Event of Default, Bank may declare this Note due forthwith and collect, deal with and dispose of all or any part of any security in any manner permitted or authorized by the Michigan Uniform Commercial Code or other applicable law (including public or private sale) and after deducting reasonable expenses (including, without limitation, reasonable attorneys' fees and expenses) Bank may apply the proceeds and any deposits or credits in part or full payment of any said liabilities, whether due or not, in any manner or order Bank elects.

        In the event that and so long as any Event of Default shall have occurred and be continuing, the indebtedness outstanding under this Note shall bear interest at the Default Rate.

                                                           Page 22 of 48 Pages

        For the purposes of this Note the following terms will have the following meanings:

        "Applicable Interest Rate" shall mean the Eurodollar-based Rate or the Prime-based Rate, as selected by Borrower from time to time, subject to the terms and conditions of this Note.

        "Business Day" shall mean any day other than a Saturday, Sunday or holiday on which Bank is open for all or substantially all of its domestic and international commercial banking business (including dealings in foreign exchange) in Detroit, Michigan.

        "Eurodollar-based Rate" shall mean a per annum interest rate which is the sum of one and one-half percent (1-1/2%) plus the quotient of:

            (a) the per annum interest rate at which Bank's Eurodollar Lending Office offers deposits to prime banks in the eurodollar market in an amount comparable to the principal amount outstanding under this Note and for a period equal to the respective Interest Period at approximately 11:00 a.m., Detroit, Michigan time, two
                       (2) Business Days prior to the first day of such Interest Period;

                       divided by

            (b) a percentage equal to 100% minus the maximum rate on such date at which Bank is required to maintain reserves on "Euro-currency Liabilities" as defined in and pursuant to Regulation D of the Board of Governors of the Federal Reserve System or, if such regulation or definition is modified, and as long as Bank is required to maintain reserves against a category of liabilities which includes eurodollar deposits or includes a category of assets which includes eurodollar loans, the rate at which such reserves are required to be maintained on such category.

        "Default Rate" means the sum of three percent (3%) plus the Applicable Interest Rate under this Note.

        "Eurodollar Lending Office" shall mean Bank's office located in the Grand Cayman Islands, British West Indies, or such other branch of Bank, domestic or foreign, as it may hereafter designate as its Eurodollar Lending Office by notice to Borrower.

        "Event of Default" means the occurrence of any one of the following:

            (a) Borrower shall fail to pay the principal or interest hereunder or shall fail to pay any other amount owing by

                                                           Page 23 of 48 Pages

                       the Borrower to Bank, whether under this Note or otherwise, when due in accordance with the terms hereof or thereof; or

            (b) any representation, warranty, certification or statement made or deemed to have been made by Borrower herein or in any certificate, financial statement or other document or agreement by the terms hereof or thereof delivered to Bank pursuant hereto shall prove to be untrue in any material respect; or

            (c) Borrower shall fail to comply with any of the terms or provisions of any agreement between Borrower and the Bank; or

            (d) if without the written consent of Bank there is any termination, notice of termination or breach of any guaranty, pledge, collateral assignment or subordination agreement relating to all or any part of the indebtedness evidenced by this Note; or

            (e) if there is any failure by Borrower to pay when due any of its indebtedness (other than to the Bank) or in the observance or performance of any term, covenant or condition in any document evidencing, securing or relating to such indebtedness; or

            (f) if the Bank deems itself insecure, believing that the prospect of payment of this Note or any of the indebtedness is impaired or shall fear deterioration, removal or waste of any of the collateral securing the indebtedness evidenced by this Note; or

            (g) Borrower becomes insolvent or the subject of a voluntary or involuntary proceeding in bankruptcy, or a reorganization, arrangement or creditor composition proceeding, ceases doing business as going concern or dissolves; or any general partner of Borrower dies, becomes incompetent or becomes the subject of a bankruptcy proceeding; if there is filed or issued a levy or writ of attachment or garnishment or other like judicial process upon Borrower or any of the collateral securing the indebtedness evidenced by this Note, including without limit, any accounts with the Bank; or

            (h) the failure for any reason of Ranger Insurance Company ("Ranger") or any successor in interest of Ranger to make any of the annual payments (including, without limitation the $2,000,000 payment due on December 31,
                       1995) required under paragraph 2 of that certain Consulting Agreement dated January 6, 1994 by and

                                                           Page 24 of 48 Pages

                       between Ranger and Borrower, Ranger's interest having been assigned to CRC (Bermuda) Reinsurance Limited pursuant to that certain Assignment and Assumption of Rights and Obligations dated as of January 1, 1995 between Ranger and CRC; or

            (i) the failure of Ranger or CRC to comply with the terms and conditions of that certain Consent to Assignment as Collateral Security, dated as of December 22, 1995, by and among Ranger, CRC and Bank, as the same may be amended from time to time.

        "Interest Period" shall mean a period of one (1) month, two (2) months, three (3) months or six (6) months as selected by Borrower pursuant to the terms of the Note, commencing on the effective date of an election of the Eurodollar-based Rate made in accordance with the terms of this Agreement, provided that:

            (a) any Interest Period which would otherwise end on a day which is not a Business Day shall be extended to the next succeeding Business Day, except that if the next succeeding Business Day falls in another calendar month, the Interest Period shall end on the next preceding Business Day, and when an Interest Period begins on a day which has no numerically corresponding day in the calendar month during which such Interest Period is to end, it shall end on the last Business Day of such calendar month;

            (b) no Interest Period with respect to that portion of the Term Note required to be paid on any principal installment date shall end past such principal installment date; and

            (c) no Interest Period shall extend beyond the maturity date set forth in this Note.

        "Notice of Term Rate" shall mean a Notice of Term Rate in form similar to that attached to this Note as Exhibit "A" issued and delivered by Borrower to Bank in accordance with the terms of this Note.

        "Prime Rate" means the per annum interest rate established by Bank as its prime rate for its borrowers, as such rate may vary from time to time, which rate is not necessarily the lowest rate on loans made by Bank at any such time.

        "Prime-based Rate" shall mean a per annum interest rate which is equal to the greater of (i) the Prime Rate; or (ii) the rate of interest equal to the sum of (a) one percent (1%) and (b) the rate of interest equal to the average

                                                           Page 25 of 48 Pages

of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers (the "Overnight Rates") as published by the Federal Reserve Bank of New York, or, if the overnight Rates are not so published for any day, the average of the quotations for the Overnight Rates received by Bank from three (3) Federal funds brokers of recognized standing selected by Bank, as the same may be changed from time to time. Effect shall be given to any change in the Prime-based Rate as a result of any change in the Prime Rate or Overnight Rates on the date of any such change in the Prime Rate or Overnight Rates, as applicable.

        Borrower agrees to make all payments to Bank of any and all amounts due and owing by Borrower to Bank hereunder, including, without limitation, monthly installments of principal and interest, on the date provided for such payment, in United States Dollars in immediately available funds at the office of Bank located at One Detroit Center, 500 Woodward Avenue, Detroit, Michigan 48226, or such other address as Bank may notify Borrower in writing.

        No delay or failure of Bank in exercising any right, power or privilege hereunder shall affect such right, power or privilege, nor shall any single or partial exercise thereof preclude any further exercise thereof, or the exercise of any other power, right or privilege. The rights of Bank under this Agreement are cumulative and not exclusive of any right or remedies which Bank would otherwise have, whether by other instruments or by law.

        This Note shall bind the Borrower and the Borrower's successors and assigns.

        THE BORROWER AND THE BANK ACKNOWLEDGE THAT THE RIGHT TO TRIAL BY JURY IS A CONSTITUTIONAL ONE, BUT THAT IT MAY BE WAIVED. EACH PARTY, AFTER CONSULTING (OR HAVING HAD THE OPPORTUNITY TO CONSULT) WITH COUNSEL OF ITS CHOICE, KNOWINGLY AND VOLUNTARILY, AND FOR THEIR MUTUAL BENEFIT, WAIVES ANY RIGHT TO TRIAL BY JURY IN THE EVENT OF LITIGATION REGARDING THE PERFORMANCE OR ENFORCEMENT OF, OR IN ANY WAY RELATED TO, THIS NOTE.

        This Note has been deemed to have been delivered at Detroit, Michigan, and shall be governed by and construed and enforced in accordance with the laws of the State of Michigan. Whenever possible, each provision of this Note shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Note shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such

                                                           Page 26 of 48 Pages

prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Note.

                                      INSURANCE HOLDINGS
                                      LIMITED PARTNERSHIP,
                                      a Connecticut limited partnership

                                      By:    CHASE INSURANCE
                                             CORPORATION, a Connecticut
                                             corporation

                                             Its: General Partner


                                             By: /s/ John P. Redding

                                             Its:    Vice President

                                                           Page 27 of 48 Pages


                                            EXHIBIT "A"

                                        NOTICE OF TERM RATE

        With reference to the $4,300,000 Term Note dated as of December 22, 1995 made by the undersigned payable to Comerica Bank ("Bank") subject to the terms and conditions of said Note, the undersigned hereby elects the ________________________* Rate as the Applicable Interest Rate for
________________________________ _______________________ Dollars ($__________)
of the principal indebtedness outstanding under said Note. Such election shall be effective as of ________________, 19___ and the Interest Period applicable thereto, if any, shall be ____________________.**

        The undersigned hereby certifies that as of the date hereof, no Event of Default, and no condition or event which, with the running of time or the giving of notice, or both, would constitute an Event of Default, has occurred and is continuing under said Promissory Note.




----------------------------
    *Insert, as applicable, "Eurodollar-based" or "Prime-based".

    **For a Eurodollar-based Rate, insert 1, 2, 3 or 6 months.

                                                           Page 28 of 48 Pages

        Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in said Promissory Note.

        Dated this _______ day of _______________________, 19__.


                                 INSURANCE HOLDINGS LIMITED
                                 PARTNERSHIP, a Connecticut limited
                                 partnership

                                 By:     CHASE INSURANCE CORPORATION,
	                                 a corporation

                                 Its:    General Partner


                                 By:

                                 Its:

                                                           Page 29 of 48 Pages


                                    SECURITY AGREEMENT
                                  (Negotiable Collateral)


        For value received, the undersigned ("Debtor") assigns, transfers, delivers, and pledges to Comerica Bank, a Michigan banking corporation, whose address is 100 Renaissance Center, Detroit, Michigan 48243 ("Bank"), a continuing security interest in (a) the following securities, stocks, bonds, notes, instruments, documents of title, and/or other property; (b) interest, dividends, increase, profits, new securities or other increments, distributions or rights of any kind received on account of this property; (c) Debtor's Property in Possession of Bank; and (d) all property substituted therefor or for any part thereof, all records (including computer software) pertaining thereto and all rights, products or Proceeds thereof (whether cash or non-cash Proceeds) resulting from any sale or exchange or transfer thereof or arising by virtue of ownership thereof (such as, but not limited to, the rights to additional or other securities or property upon any corporate reorganization, merger, consolidation, liquidation, or dissolution, offering of stock rights, stock split or stock or liquidating dividend or the rights to any goods evidenced by such property or insurance proceeds with respect thereto), and all subscription, voting, and preferential rights:




                                      See Exhibit "A"




to secure payment of any and all sums, indebtedness and liabilities of any and every kind now owing or later to become due to the Bank from Debtor during the term of this Agreement, however created, incurred, evidenced, acquired or arising, whether under any note(s), guaranty(ies), letter of credit agreement(s), evidence(s) of indebtedness or under any other instrument, obligation, guaranty, contract or agreement or dealing of any and every kind now existing or later entered into between the Debtor and the Bank, or otherwise, and whether direct, indirect, primary, secondary, fixed, contingent, joint or several, due or to become due, together with interest and charges, and including, without limit, all present and future indebtedness or obligations of third parties to the Bank which is guaranteed by the Debtor and the present or future indebtedness originally owing by the Debtor to third parties and assigned by third parties to the Bank, and any and all renewals, extensions or modifications of any of them (the "Indebtedness").

                                                           Page 30 of 48 Pages

1.      Definitions.  As used in this Agreement:

        1.1 "Collateral" means any and all property of Debtor in which Bank now has or by this Agreement now or later acquires a security interest.

        1.2 "Debtor's Property in Possession of Bank" means goods, instruments, documents, policies and certificates of insurance, deposits, money or other property now owned or later acquired by Debtor or in which Debtor now has or later acquires an interest and which are now or later in possession of Bank, or as to which Bank now or later controls possession by documents or otherwise.

        1.3 "Environmental Law" means any laws, ordinances, directives, orders, statutes, or regulations an object of which is to regulate or improve health, safety, or the environment, including, without limit, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (42 USC 9601 et seq.), the Resource Conservation and Recovery
               Act, as amended (42 USC 6901 et seq.), and the Michigan Environmental Response Act, as amended (MCL 299.601 et seq.).

        1.4 "Hazardous Materials" means each and all of the following: hazardous materials and/or substances as defined in any Environmental Law, petroleum, petroleum by-products, natural gas, flammable explosives, radioactive materials, and toxic materials.

        1.5 "Proceeds" has the meaning assigned it in Article 9 of the Uniform Commercial Code, as of the date of this Agreement, and also includes, without limit, cash or other property which were proceeds and are recovered by a bankruptcy trustee or otherwise as a preferential transfer by Debtor.

        1.6 "Uniform Commercial Code" means Act No. 174 of the Michigan Public Acts of 1962, as amended.

        1.7 Except as otherwise provided in this Agreement, all terms in this Agreement have the meanings assigned to them in Article 9 (or, absent definition in Article 9, in any other Article) of the Uniform Commercial Code, as of the date of this Agreement.

                                                           Page 31 of 48 Pages

2. Warranties, Covenants and Agreements. Debtor warrants, covenants and agrees as follows:

        2.1 Bank at its option may disburse loan proceeds directly to the seller of any Collateral to be acquired with proceeds of loans from Bank.

        2.2 Bank, at its option, may require delivery of any Collateral to Bank at any time with such endorsements or assignments of the Collateral as Bank may request.

        2.3 Debtor shall (a) keep adequate records of the Collateral and other records as Bank shall determine to be appropriate; and (b) allow Bank to examine, inspect and make abstracts from, or copy any of Debtor's books and records (relating to the Collateral or otherwise and whether printed or in magnetic tape or discs or in other machine readable form).

        2.4 At any time and without notice during the continuation of an Event of Default, the Bank may (a) cause the Collateral or any portion of it to be transferred to its name or to the name of its nominee or nominees; (b) receive or collect by legal proceedings or otherwise all dividends, interest, principal payments and other sums and all other distributions at any time payable or receivable on account of the Collateral, and hold the same as Collateral, or apply the same to the Indebtedness, the manner and distribution of the application to be in the sole discretion of the Bank; (c) enter into any extension, subordination, reorganization, deposit, merger or consolidation agreement or any other agreement relating to or affecting the Collateral, and deposit or surrender control of the Collateral, and accept other property in exchange for the Collateral and hold or apply the property or money so received in accordance with the provisions of this Agreement.

        2.5 The Bank may assign any of the Indebtedness and deliver all or any part of the Collateral to its assignee, who then shall have with respect to the Collateral so delivered all the rights and powers of the Bank under this Agreement, and after that the Bank shall be fully discharged from all liability and responsibility with respect to the Collateral so delivered.

        2.6 If Bank, acting in its sole discretion, redelivers Collateral to Debtor or Debtor's designee for the purpose of

               (a)     the ultimate sale or exchange thereof, or

                                                           Page 32 of 48 Pages

               (b) presentation, collection, renewal, or registration of transfer thereof, or

               (c) loading, unloading, storing, shipping, transshipping, manufacturing, processing or otherwise dealing therewith preliminary to sale or exchange, such redelivery shall be in trust for the benefit of Bank and shall not constitute a release of Bank's security interest therein or in the proceeds or products thereof unless Bank specifically so agrees in writing. If Debtor requests any such redelivery, Debtor will deliver with such request a duly executed financing statement in form and substance satisfactory to Bank. Any proceeds of Collateral coming into Debtor's possession as a result of any such redelivery shall be held in trust for Bank and forthwith delivered to Bank for application on the Indebtedness. Bank may (if, in its sole discretion, it elects to do so) deliver the Collateral or any part of the Collateral to Debtor, and such delivery by Bank shall discharge Bank from any and all liability or responsibility for such Collateral.

        2.7 Debtor acknowledges and agrees that the Bank has no obligation to acquire or perfect any lien on or security interest in any asset(s), whether realty or personalty, to secure payment of the Indebtedness, and Debtor is not relying upon assets in which the Bank has or may have a lien or security interest for payment of the Indebtedness.

        2.8 Debtor shall at the request of Bank (a) mark its records and the Collateral to clearly indicate the security interest of Bank under this Agreement, and (b) deliver to Bank all accounting and other records pertaining to, and all writings evidencing, the Collateral or any portion of it, together with all books, records and documents of Debtor related to it in whatever form kept by Debtor, whether printed or in magnetic tape or discs or in other machine readable form or otherwise, and all forms, programs, software and other materials and instructions necessary or useful to Bank, to monitor the Collateral or enforce its rights under this Agreement.

        2.9 At the time any Collateral becomes, or is represented to be, subject to a security interest in favor of Bank, Debtor shall be deemed to have warranted that (a) Debtor has the right and authority to subject it to a security interest granted to Bank and (b) none of the Collateral is subject to any security interest other than that in favor of Bank and there are no financing statements on file, other than in favor of Bank.

                                                           Page 33 of 48 Pages

        2.10 Debtor will keep the Collateral free at all times from any and all claims, liens, security interests and encumbrances other than those in favor of Bank. Debtor will not, without the prior written consent of Bank, sell, transfer or lease, or permit or suffer to be sold, transferred or leased, any or all of the Collateral. Bank pr its agents or attorneys may at all reasonable times inspect the Collateral and may enter upon all premises where the Collateral is kept or might be located.

        2.11 Debtor shall take or cause to be taken and execute or cause to be executed all financing statements, endorsements, assignments and other writings requested by Bank to establish, maintain, reinstate, and/or continue the perfected and first priority status of the security interest of Bank in the Collateral or to implement or further effectuate the terms or purpose of this Agreement, although the failure of the Debtor to do so shall not affect in any way Bank's perfected and first priority security interest in the Collateral, and will on demand pay all costs and expenses of filing and recording, including the costs of any record searches, deemed necessary by Bank from time to time, to establish or determine the validity and the priority of Bank's security interest. Debtor further makes, constitutes and appoints Bank its true and lawful attorney-in-fact with full power of substitution during the continuation of an Event of Default to take any action in furtherance of this Agreement, including, without limitation, the signing of financing statements, endorsing of instruments, and the execution and delivery of all documents and agreements necessary to obtain or accomplish any protection for or collection or disposition of any part of the Collateral. Such appointment shall be deemed irrevocable and coupled with an interest.

        2.12 Debtor will pay promptly and within the time that they can be paid without interest or penalty all taxes, assessments and similar imposts and charges which at any time are or may become a lien, charge, or encumbrance upon any of the Collateral, except to the extent contested in good faith and bonded in a manner satisfactory to Bank. If Debtor fails to pay any of these taxes, assessments or other charges in the time provided above, Bank has the option (but not the obligation) to do so and Debtor agrees to repay all amounts so expended by Bank immediately upon demand, together with interest at the highest default rate which could be charged by Bank to Debtor on any Indebtedness.

        2.13   [Reserved]

        2.14   [Reserved]

                                                           Page 34 of 48 Pages

        2.15 Debtor agrees to reimburse Bank upon demand for all fees and expenses incurred by Bank (a) in seeking to collect the Indebtedness or any part of it (through formal or informal collection actions, workouts or otherwise), in defending the validity or priority of its security interest, or in pursuing its rights and remedies under this Agreement or under any other agreement between Bank and Debtor; (b) in connection with any proceeding (including, without limit, bankruptcy, insolvency, administrative, appellate, or probate proceedings or any lawsuit) in which Bank at any time is involved as a result of any lending relationship or other financial accommodation involving Bank and Debtor; or (c) incurred by Bank during the continuance of an Event of Default, which fees and expenses relate to or would not have been incurred but for any lending relationship or other financial accommodation involving Bank and Debtor. The fees and expenses include, without limit, court costs, legal expenses, reasonable attorneys' fees, paralegal fees, internal transfer charges for in-house attorneys and paralegals and other services, and audit expenses.

        2.16 Debtor at all times shall be in material compliance with all applicable laws.

        2.17   (a)     Debtor is and shall be in strict compliance with all
                       Environmental Laws. There are not and will not be Hazardous Materials on, in or under any real or personal property ("Property") now or at any time owned, occupied, or operated by Debtor which in any manner violates any Environmental Law or which could be subject to remediation pursuant to any Environmental Law.
                       Debtor has not disposed of, manufactured, treated, stored, handled, used, transported, or generated
                       Hazardous Materials, and shall not in the future do any of the above acts in violation of any Environmental
                       Law.

               (b) Debtor shall promptly conduct all investigations, testing, removal and other actions necessary to clean up and remove all Hazardous Materials on or affecting the Property in accordance with all Environmental Laws. These actions will not be deemed to cure any breach of this Section.

               (c) Debtor shall defend, indemnify and hold harmless Bank, its employees, agents, shareholders, officers and directors from and against any and all claims, damages, fines, expenses, liabilities or causes of action of whatever kind, including without limit consultant fees,

                                                           Page 35 of 48 Pages

                       legal expenses, and reasonable attorneys' fees, suffered by any of them as a direct or indirect result of any actual or asserted violation of any Environmental Law or of any remediation relating to the Property required by any Environmental Law.

               (d) Upon ten days notice to Debtor except in an emergency or where not practical under applicable law), Bank may (but is not obligated to) enter on the Property or take such other actions as it deems appropriate to inspect, test for, clean up, remove, minimize the impact of, or advise governmental agencies of the possible existence of any Hazardous Materials upon Bank's receipt of any notice from any source asserting the existence of any Hazardous Materials in violation of Environmental Laws. All costs and expenses so incurred by Bank, including without limit consultant fees, legal expenses and reasonable attorneys' fees, shall be payable by Debtor upon demand, together with interest at the highest default rate which could be charged by Bank to Debtor on any Indebtedness.

               (e) The provisions of this section shall survive the repayment of the Indebtedness, the satisfaction of all other obligations of Debtor to Bank, the discharge or termination by Bank of any lien or security interest from Debtor, and the foreclosure of or exercise of rights as to any Collateral.

        2.18 Debtor acknowledges and agrees that if any Guaranty is executed by the Debtor in connection with or related to this Agreement, all waivers contained in that Guaranty shall be and are incorporated by reference into this Agreement.

3.      Collection of Proceeds.

        3.1 Immediately upon notice to Debtor by Bank and at all times after that, Debtor agrees to hold in trust for Bank all payments received in connection with the Collateral and from the sale, lease or other disposition of any Collateral, all rights by way of suretyship or guaranty and all rights in the nature of a mortgage, lien or security interest which Debtor now has or may later acquire regarding the Collateral. Debtor agrees to collect and enforce payment of all Collateral until Bank shall direct Debtor to the contrary and, from and after this direction, Debtor agrees to fully and promptly cooperate and

                                                           Page 36 of 48 Pages

               assist Bank (or any other person as Bank shall designate) in the collection and enforcement of all Collateral. Immediately upon notice to such effect to Debtor by Bank and at all times after that, Debtor agrees to (a) endorse to Bank and immediately deliver to Bank all payments received by Debtor on Collateral or from the sale, lease or other disposition of any Collateral or arising from any other rights or interests of Debtor in the Collateral, in the form received by Debtor without commingling with any other funds, and (b) immediately deliver to Bank all property in Debtor's possession or later coming into Debtor's possession through enforcement of Debtor's rights or interests.

        3.2 During the continuation of an Event of Default, Debtor irrevocably authorizes Bank or any Bank employee or agent to endorse the name of Debtor upon any Collateral, checks, or other items which are received in payment of any Collateral, and to do any and all things necessary in order to reduce these items to money.

        3.3 Bank shall have no duty as to the collection or protection of Collateral or the proceeds of it, nor as to the preservation of any related rights, beyond the use of reasonable care in the custody and preservation of Collateral in the possession of Bank. Debtor agrees to take all steps necessary to preserve rights against prior parties with respect to Debtor's Property in Possession of Bank.

        3.4 For the purpose of calculating interest on the Indebtedness, Debtor understands that Bank imposes a minimum one business day delay in crediting payments received by Bank against the Indebtedness to allow time for collection and Debtor agrees that Bank may, at Bank's option, make such credits only when payments are actually collected by Bank in immediately available funds. Any credit of payment by Bank prior to receipt by Bank of immediately available funds is conditional upon Bank's receipt of those funds. For the purpose of calculating the principal amount which Debtor may request to borrow from Bank under any borrowing arrangements with Bank, Debtor understands that Bank may, at Bank's option, use a method different from that used for the purpose of calculating interest.

4.      Defaults, Enforcement and Application of Proceeds.

        4.1 Upon the occurrence of any of the following events (each an "Event of Default"), Debtor shall be in default under this
               Agreement:

                                                           Page 37 of 48 Pages

               (a) Any failure or neglect to comply with, or breach of, any of the terms, provisions, warranties or covenants of this Agreement, or any other agreement or commitment between Debtor or any guarantor of any of the Indebtedness ("guarantor") and Bank; or

               (b) Any failure to pay the Indebtedness when due, or such portion of it as may be due, by acceleration or otherwise; or

               (c) Any warranty, representation, financial statement or other information made, given or furnished to Bank by or on behalf of Debtor or any guarantor shall be, or shall prove to have been, false or materially misleading when made, given, or furnished; or

               (d) Any loss, theft, substantial damage or destruction to or of any of the Collateral, or the issuance or filing of any attachment, levy, garnishment or the commencement of any proceeding in connection with any of the Collateral or of any other judicial process of, upon or in respect of Debtor or any guarantor or any of the Collateral; or

               (e) Sale or other disposition by Debtor or guarantor of any substantial portion of its assets or property or voluntary suspension of the transaction of business by Debtor or any guarantor, or death, dissolution, termination of existence, merger, consolidation, insolvency, business failure or assignment for the benefit of creditors of or by Debtor or any guarantor; or commencement of any proceedings under any state or federal bankruptcy or insolvency laws or laws for the relief of debtors by or against Debtor or any guarantor; or the appointment of a receiver, trustee, court appointee, sequestrator or otherwise, for all or any part of the property of Debtor or any guarantor; or

               (f) Any termination or notice of termination of any guaranty of collection or payment of, or any breach, termination or notice of termination of any subordination agreement, pledge, or collateral assignment relating to, all or any part of the Indebtedness; or

               (g) Any failure by Debtor or any guarantor to pay when due any of its indebtedness (other than to Bank) or in the observance or performance of any term, covenant or condition in any agreement evidencing, securing or relating to that indebtedness; or

                                                           Page 38 of 48 Pages

               (h) Bank deems the margin of Collateral insufficient or itself insecure, in good faith believing that the prospect of payment of the Indebtedness or performance of this Agreement is impaired or shall fear deterioration, removal or waste of the Collateral.

        4.2 Upon the occurrence of any Event of Default, Bank may at its discretion and without prior notice to Debtor declare any or all of the Indebtedness to be immediately due and payable, and shall have and may exercise any one or more of the following rights and remedies:

               (a) exercise all the rights and remedies upon default, in foreclosure and otherwise, available to secured parties under the provisions of the Uniform Commercial Code and other applicable law;

               (b) institute legal proceedings to foreclose upon and against the lien and security interest granted by this Agreement, to recover judgment for all amounts then due and owing as Indebtedness, and to collect the same out of any of the Collateral or the proceeds of any sale of it;

               (c) institute legal proceedings for the sale, under the judgment or decree of any court of competent jurisdiction, of any or all of the Collateral; and/or

               (d) personally or by agents, attorneys, or appointment of a receiver, enter upon any premises where the Collateral or any part of it may then be located, and take possession of all or any part of it and/or render it unusable; and without being responsible for loss or damage to such Collateral,

                       (i) hold, store, and keep idle, or lease, operate, remove or otherwise use or permit the use of the Collateral or any part of it, for that time and upon those terms as Bank, in its sole discretion, deems to be in its own best interest, and demand, collect and retain all resulting earnings and other sums due and to become due from any party, accounting only for net earnings, if any (unless the Collateral is retained in satisfaction of the Indebtedness, in which case no accounting will be necessary), arising from that use (which net earnings may be applied against the Indebtedness) and charging against all receipts from the use of the Collateral or

                                                           Page 39 of 48 Pages

                              from its sale, by court proceedings or pursuant to subsection (ii) below, all other costs, expenses, charges, damages and other losses resulting from that use; and/or

                       (ii) sell, lease, dispose of, or cause to be sold, leased or disposed of, all or any part of the Collateral at one or more public or private sales, leasings or other dispositions, at places and times and on terms and conditions as Bank may deem fit, without any previous demand or advertisement; and except as provided in this Agreement, all notice of sale, lease or other disposition, and advertisement, and other notice or demand, any right or equity of redemption, and any obligation of a prospective purchaser or lessee to inquire as to the power and authority of Bank to sell, lease or otherwise dispose of the Collateral or as to the application by Bank of the proceeds of sale or otherwise, which would otherwise be required by, or available to Debtor under, applicable law are expressly waived by Debtor to the fullest extent permitted.

                       At any sale pursuant to this Section 4.2, whether under the power of sale, by virtue of judicial proceedings or otherwise, it shall not be necessary for Bank or a public officer under order of a court to have present physical or constructive possession of the Collateral to be sold. The recitals contained in any conveyances and receipts made and given by Bank or the public officer to any purchaser at any sale made pursuant to this Agreement shall, to the extent permitted by applicable law, conclusively establish the truth and accuracy of the matters stated (including, without limit, as to the amounts of the principal of and interest on the Indebtedness, the accrual and nonpayment of it and advertisement and conduct of the sale); and all prerequisites to the sale shall be presumed to have been satisfied and performed. Upon any sale of any of the Collateral, the receipt of the officer making the sale under judicial proceedings or of Bank shall be sufficient discharge to the purchaser for the purchase money, and the purchaser shall not be obligated to see to the application of the money. Any sale of any of the Collateral under this Agreement shall be a perpetual bar against Debtor with respect to that Collateral.

4.3 Debtor shall (at any time) at the request of Bank, notify the obligors of the security interest of Bank in any Collateral and direct payment

                                                           Page 40 of 48 Pages

        of it to Bank. Bank may, itself, upon the occurrence of any Event of Default so notify and direct any obligor and may take control of any proceeds to which it may be entitled under this Agreement.

4.4 The proceeds of any sale or other disposition of Collateral authorized by this Agreement shall be applied by Bank first upon all expenses authorized by the Uniform Commercial Code and all reasonable attorney fees and legal expenses incurred by Bank; the balance of the proceeds of the sale or other disposition shall be applied in the payment of the Indebtedness, first to interest, then to principal, then to remaining Indebtedness and the surplus, if any, shall be paid over to Debtor or to such other person(s) as may be entitled to it under applicable law. Debtor shall remain liable for any deficiency, which it shall pay to Bank immediately upon demand.

4.5 Nothing in this Agreement is intended, nor shall it be construed, to preclude Bank from pursuing any other remedy provided by law for the collection of any or all of the Indebtedness or for the recovery of any other sum to which Bank may be or become entitled for the breach of this Agreement by Debtor. Nothing in this Agreement shall reduce or release in any way any rights or security interests of Bank contained in any existing agreement between Debtor and Bank, nor shall anything in this Agreement modify the terms of any Indebtedness owing to Bank on a demand basis.

4.6 No waiver of default or consent to any act by Debtor shall be effective unless in writing and signed by an authorized officer of Bank. No waiver of any default or forbearance on the part of Bank in enforcing any of its rights under this Agreement shall operate as a waiver of any other default or of the same default on a future occasion or of any rights.

4.7 Debtor irrevocably appoints Bank or any employee or agent of Bank (which appointment is coupled with an interest) the true and lawful attorney of Debtor (with full power of substitution) in the name, place and stead of, and at the expense of, Debtor to do any of the following during a continuation of an Event of Default:

        (a) to demand, receive, sue for and give receipts or acquittances for any moneys due or to become due on any Collateral and to endorse any item representing any payment on or proceeds of the Collateral;

        (b) with respect to any Collateral, to assent to any or all extensions or postponements of the time of its payment or any other indulgence in connection with it, to the substitution, exchange, or release of Collateral, to the addition or release

                                                           Page 41 of 48 Pages

               of any party primarily or secondarily liable, to the acceptance of partial payments on it and the settlement, compromise or adjustment of it, all in a manner and at times as Bank shall deem advisable;

        (c) to make all necessary transfers of all or any part of the Collateral in connection with any sale, lease or other disposition made pursuant to this Agreement;

        (d) to adjust and compromise any insurance loss on the Collateral and to endorse checks or drafts payable to Debtor in connection with the insurance;

        (e) to execute and deliver for value all necessary or appropriate bills of sale, assignments and other instruments in connection with any sale, lease or other disposition of the Collateral. Debtor ratifies and confirms all that its said attorney (or any substitute) shall lawfully do under this Agreement. Nevertheless, if requested by Bank or a purchaser or lessee, Debtor shall ratify and confirm any sale, lease or other disposition by executing and delivering to Bank or the purchaser or lessee all proper bills of sale, assignments, releases, leases and other instruments as may be designated in any request; and

        (f) to execute and file in the name of and on behalf of Debtor all financing statements or other filings deemed necessary or desirable by Bank to evidence, perfect or continue the security interests granted in this Agreement.

4.8 Upon the occurrence and continuation of an Event of Default, Debtor also agrees, upon request of Bank, to assemble the Collateral and make it available to Bank at any place designated by Bank which is reasonably convenient to Bank and Debtor.

5.      Miscellaneous.

        5.1 This Agreement shall in all respects be governed by and construed in accordance with the laws of the State of Michigan.

        5.2 This Agreement shall be terminated only by the filing of a termination statement in accordance with and when required under the applicable provisions of the Uniform Commercial Code, but the obligations contained in Section 2.17 of this Agreement

                                                           Page 42 of 48 Pages

               shall survive termination. Until terminated, the security interest created by this Agreement shall continue in full force and effect and shall secure and be applicable to all advances now or later made by Bank to Debtor, whether or not Debtor is indebted to Bank immediately prior to the time of any advance, and to all other Indebtedness.

        5.3 Notwithstanding any prior revocation, termination, surrender or discharge of this Agreement, the effectiveness of this Agreement shall automatically continue or be reinstated, as the case may be, in the event that (a) any payment received or credit given by the Bank in respect of the Indebtedness is returned, disgorged or rescinded as a preference, impermissible setoff, fraudulent conveyance, diversion of trust funds, or otherwise under any applicable state or federal law, including, without limitation, laws pertaining to bankruptcy or insolvency, in which case this Agreement shall be enforceable against Debtor as if the returned, disgorged or rescinded payment or credit had not been received or given, whether or not the Bank relied upon this payment or credit or changed its position as a consequence of it; or (b) any liability is imposed, or sought to be imposed, against the Bank relating to the environmental condition of, or the presence of Hazardous Materials on, in or about, any Property given as Collateral to the Bank whether this condition is known or unknown, now exists or subsequently arises (excluding only conditions which arise after any acquisition by the Bank of any such Property, by foreclosure, in lieu of foreclosure or otherwise, to the extent due to the wrongful act or omission of the Bank), in which case this Agreement shall be enforceable to the extent of all liability, costs and expenses (including without limit reasonable attorney fees) incurred by the Bank as the direct or indirect result of any environmental condition or Hazardous Materials. In the event of continuation or reinstatement of this Agreement, Debtor agree(s) upon demand by the Bank to execute and deliver to the Bank those documents which the Bank determines are appropriate to further evidence (in the public records or otherwise) this continuation or reinstatement, although the failure of Debtor to do so shall not affect in any way the reinstatement or continuation. If Debtor does not execute and deliver to the Bank upon demand such documents, the Bank and each Bank officer is irrevocably appointed (which appointment is coupled with an interest) the true and lawful attorney of Debtor (with full power of substitution) to execute and deliver such documents in the name and on behalf of Debtor.

        5.4 This Agreement and all the rights and remedies of Bank under this Agreement shall inure to the benefit of Bank's successors and assigns and to any other holder who derives from Bank title

                                                           Page 43 of 48 Pages

               to or an interest in the Indebtedness or any portion of it, and shall bind Debtor and the heirs, legal representatives, successors and assigns of Debtor.

        5.5 It there is more than one Debtor, all undertakings, warranties and covenants made by Debtor and all rights, powers and authorities given to or conferred upon Bank are made or given jointly and severally.

        5.6 In addition to Bank's other rights, any indebtedness owing from Bank to Debtor can be set off and applied by Bank on any Indebtedness at any time(s) either before or after maturity or demand without notice to anyone.

        5.7 Bank assumes no duty of performance or other responsibility under any contracts contained within the Collateral.

        5.8 In the event that applicable law shall obligate Bank to give prior notice to Debtor of any action to be taken under this Agreement, Debtor agrees that a written notice given to it at least five days before the date of the act shall be reasonable notice of the act and, specifically, reasonable notification of the time and place of any public sale or of the time after which any private sale, lease or other disposition is to be made, unless a shorter notice period is reasonable under the circumstances. A notice shall be deemed to be given under this Agreement when delivered to Debtor or when placed in an envelope addressed to Debtor and deposited, with postage prepaid, in a post office or official depository under the exclusive care and custody of the United States Postal Service. The mailing shall be registered, certified, or first class mail.

        5.9 A carbon, photographic or other reproduction of this Agreement shall be sufficient as a financing statement under the Uniform Commercial Code and may be filed by Bank in any filing office.

        5.10 No single or partial exercise, or delay in the exercise, of any right or power under this Agreement, shall preclude other or further exercise of the rights and powers under this Agreement.

        5.11 The unenforceability of any provision of this Agreement shall not affect the enforceability of the remainder of this Agreement.

        5.12 No waiver, consent, modification or change of the terms of this Agreement shall bind the Debtor or the Bank unless in writing and signed by the waiving party or an authorized officer of the

                                                           Page 44 of 48 Pages

               waiving party, and then this waiver, consent, modification or change shall be effective only in the specific instance and for the specific purpose given.

        5.13 This Agreement constitutes the entire agreement of Debtor and Bank with respect to the subject matter of this Agreement.

        5.14 To the extent that any of the Indebtedness is payable upon demand, nothing contained in this Agreement shall modify the terms and conditions of that Indebtedness nor shall anything contained in this Agreement prevent Bank from making demand, without notice and with or without reason, for immediate payment of any or all of that Indebtedness at any time(s), whether or not an Event of Default has occurred.

6. Statement of Business Name, Residence and Location of Collateral. Debtor warrants, covenants and agrees as follows:

        6.1    Debtor's chief executive office is located in the County of
               _______________________.

        6.2    [Reserved]

        6.3    Any other place of business and/or residence of Debtor are indicated
               below:______________________________________________________
               ____________________________________________________________
               ____________________________________________________________
               _________________.

        6.4 Debtor's correct legal name is set forth at the end of this Agreement. During the past five years, Debtor has not conducted business under any other name except as set forth in any appropriately labeled schedule attached to this Agreement.

        6.5 Until Bank is advised in writing by Debtor to the contrary, all notices, requests and demands required under this Agreement or by law shall be given to, or made upon, Debtor at the address indicated in Section 6.2 above.

        6.6 The Collateral (or any records concerning the Collateral) will be kept at Debtor's address(es) above and/or in the County of________________________.

                                                           Page 45 of 48 Pages

        Mailing
Address:_________________________________________________________.
             No. and Street          City       State    Zip Code

        6.7 Debtor will give Bank not less than ninety (90) days' prior written notice of all contemplated changes in Debtor's name, identity, corporate structure, and/or any of the above addresses, but the giving of this notice shall not cure any default caused by this change.

7.      JURY WAIVER.

        7.1 DEBTOR AND BANK ACKNOWLEDGE THAT THE RIGHT TO TRIAL BY JURY IS A CONSTITUTIONAL ONE, BUT THAT IT MAY BE WAIVED. EACH PARTY, AFTER CONSULTING (OR HAVING HAD THE OPPORTUNITY TO CONSULT) WITH COUNSEL OF THEIR CHOICE, KNOWINGLY AND VOLUNTARILY, AND FOR THEIR MUTUAL BENEFIT WAIVES ANY RIGHT TO TRIAL BY JURY IN THE EVENT OF LITIGATION REGARDING THE PERFORMANCE OR ENFORCEMENT OF, OR IN ANY WAY RELATED TO, THIS AGREEMENT OR THE INDEBTEDNESS.

8.      SPECIAL PROVISIONS APPLICABLE TO THIS AGREEMENT.

        If on the last day of any of Debtor's fiscal quarters the value of the Collateral (excluding the money market investment account identified on Exhibit "A" attached hereto) as determined by Bank in its sole but reasonable discretion shall be less than ninety percent (90%) of the Collateral Value Requirement, Debtor shall upon ten (10) days' prior written notice from Bank provide or cause to be provided to Bank additional marketable securities acceptable to Bank as collateral security for the Indebtedness having a value, as determined by Bank in its sole but reasonable discretion, that when added to the Collateral (excluding the money market investment account identified on Exhibit "A" attached hereto) shall not be less than ninety percent (90%) of the Collateral Value Requirement.

        "Collateral Value Requirement" initially shall mean $2,000,000. Upon Bank's receipt of each Ranger Payment (as defined in that certain letter agreement dated December __, 1995 by and between Debtor and Bank, as the same may be amended from time to time ("Letter Agreement")), the Collateral Value Requirement shall be reduced by amount equal to amount of the Collateral Value Requirement immediately prior to the receipt of the Ranger Payment times a

                                                           Page 46 of 48 Pages

fraction equal to the corresponding Prepayment Amount (as defined in the Letter Agreement) divided by the aggregate outstanding principal Indebtedness.

        Notwithstanding anything to the contrary set forth herein, so long as no Event of Default has occurred and is continuing, upon the written request of Debtor from time to time delivered to Bank not more than five (5) business days before the last day of any of Debtor's fiscal quarters, Bank shall release from its lien and security interest granted hereunder that portion of the Collateral (excluding the money market investment account described on Exhibit "A" attached hereto) having a value (as of the last day of such fiscal quarter) in excess of one hundred ten percent (110%) of the Collateral Value Requirement.

Dated and delivered on:          INSURANCE HOLDINGS LIMITED PARTNERSHIP, a
                                 Connecticut limited partnership

December 22, 1995

at Detroit, Michigan              By:     Chase Insurance Corporation

                                  Its:    General Partner


                                  By:/s/ John P. Redding

                                  Its: Vice President

                                                           Page 47 of 48 Pages



                                        EXHIBIT "A"


        All of the Debtor's right, title and interest, including security entitlement in

               (a) (i) the following securities, stocks, bonds, notes, instruments, documents of title, and/or other property of Debtor which are credited to participant account of Bank maintained with Depository Trust Company and/or on deposit in the brokerage accounts of the Debtor at Comerica Securities, Inc. including the account for Debtor, Account No. _____________ (the "Brokerage Account"); (ii) interest, dividends, increase, profits, new securities or other increments, distributions or rights of any kind received on account of this property; (iii) Debtor's property in possession of Bank; and (iv) all property substituted therefor or for any part thereof, all records (including computer software) pertaining thereto and all rights, products or proceeds thereof (whether cash or non-cash proceeds) resulting from any sale or exchange or transfer thereof or arising by virtue of ownership thereof (such as, but not limited to, the rights to additional or other securities or property upon any corporate reorganization, merger, consolidation, liquidation, or dissolution, offering of stock rights, stock split or stock or liquidating dividend or the rights to any goods evidenced by such property or insurance proceeds with respect thereto), and all subscription, voting, and preferential rights:

                       335,000 shares of the capital stock of Accel
                       International; and

                       20,000 shares of the capital stock of Security Connecticut Corp.; and

                       10,500 shares of the capital stock of Bank of Boston;

               (b) Money Market Investment Account #_____________ maintained at Bank and all cash, securities and other financial assets at any time deposited therein;

               (c) the Brokerage Account and all cash, securities and other financial assets at any time deposited therein;

               (d) and all monies due or to become due to Debtor under or in connection with the Consulting Agreement dated January 6,

                                                           Page 48 of 48 Pages

               1994 between Debtor and Ranger Insurance Company and all documents and instruments executed and delivered from time to time in connection therewith and all collateral security for the obligations arising under such agreement and under any and all additions, amendments, supplements or other modifications thereof, now or hereafter in effect; and

               (e)     any proceeds of the foregoing.